GOLDMAN, SACHS & CO.

December 29, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CenterPoint Energy Transition Bond Company IV, LLC
CenterPoint Energy Houston Electric, LLC
Registration Statement on Form S-3
File Nos. 333-177662 and 333-177662-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representatives of the prospective underwriters of the proposed sale of the 2012 Senior Secured Transition Bonds of CenterPoint Energy Transition Bond Company IV, LLC (the “Company”), hereby join in the request of the Company and of CenterPoint Energy Houston Electric, LLC that the effectiveness of the Registration Statement on Form S-3 (File Nos. 333-177662 and 333-177662-01) relating to such bonds be accelerated so that the Registration Statement will become effective by 4:00 PM on January 3, 2012, or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. LLC

As Representatives of the several Underwriters,

By:	GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)